OMV Aktiengesellschaft

Report January – March 2010

including interim financial statements as of March 31, 2010



May 7, 2010
6:30 am (BST), 7:30 am (CET)

Cost focus and improved environment lift performance

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
354	710	266	167	EBIT	1,410	2,340	(40)
476	694	258	169	Clean EBIT	1,590	3,105	(49)
413	647	340	90	Clean CCS EBIT [1]	1,418	3,405	(58)
103	346	40	n.m.	Net income after minorities	572	1,374	(58)
117	297	126	136	Clean CCS net income after minorities [1]	596	1,942	(69)
0.35	1.16	0.14	n.m.	EPS in EUR	1.91	4.60	(58)
0.39	1.00	0.42	136	Clean CCS EPS in EUR [1]	1.99	6.50	(69)
401	747	915	(18)	Cash flow from operating activities	1,847	3,214	(43)
–	–	–	n.a.	Dividend per share in EUR [2]	1.00	1.00	0

[1] Clean CCS figures exclude inventory holding effects resulting from the fuels refineries
[2] 2009: Proposal to the Annual General Meeting 2010

- **Oil price increase drives improved results:** The average Brent price increased by 72% vs. Q1/09; production was in line with the 2009 level at 317,000 boe/d; refining margins recovered to a certain extent in Q1/10 but middle distillate spreads remained at low levels
- **Cost management further enhances performance:** Clean CCS EBIT increased by 90% to EUR 647 mn; clean CCS net income after minorities was up 136% at EUR 297 mn driven by a stronger contribution from associates and a lower tax rate
- **Outlook for 2010:** In E&P, we expect production to increase; in R&M, Q1/10 saw tentative signs of improvement in the margin environment, however, uncertainty remains going forward; in G&P, the various projects are progressing steadily and help to strengthen our growing gas and power operation

Wolfgang Ruttenstorfer, CEO of OMV:
"In Q1/10, we saw a continuing rise in crude oil prices and a further reduction in operating costs which led to a strong set of results in our E&P segment. We are particularly pleased to have achieved a considerable advancement in the R&M result, where a somewhat improved OMV indicator refining margin compared to Q4/09 was further supported by cost reductions and a better petrochemicals result. The G&P business contributed an encouraging result driven by harsh weather conditions, while continuing its internationalization strategy of supply, marketing and trading. The expansion along the gas value chain into power is on track. The Company continues to focus its investments on the physical integration of all three business segments in order to extract the highest possible value for our shareholders."

Content



Move & More. OMV

Directors' report (condensed, unaudited)

Financial highlights

First quarter 2010 (Q1/10)

In Q1/10, results were driven by a favorable crude price environment. The Brent price rose steadily, exceeding last year's Q1 average by 72%, more than offsetting the impact of a lower OMV indicator refining margin compared to Q1/09. The **Group's reported EBIT** of EUR 710 mn was therefore well above the level of Q1/09 and **Petrom's contribution** to reported EBIT was up to EUR 230 mn. The **net financial result** was EUR 76 mn better than the Q1/09 level, as an improved at-equity contribution of Borealis and Petrol Ofisi more than compensated higher net interest charges. **Net income after minorities** of EUR 346 mn was up compared to EUR 40 mn in Q1/09. **Clean CCS EBIT** increased by 90% to EUR 647 mn. The clean CCS EBIT is stated after eliminating net special income of EUR 16 mn and positive inventory effects of EUR 47 mn. **Petrom's clean CCS EBIT** was EUR 222 mn, 139% above last year's level. **Clean CCS net income after minorities** was EUR 297 mn and **clean CCS EPS after minorities** was EUR 1.00.

In **Exploration and Production (E&P)**, clean EBIT increased by 145% compared to Q1/09 to EUR 556 mn mainly due to the favorable oil price environment. At 317,000 boe/d the Group's oil and gas production was above Q1/09.

In **Refining and Marketing (R&M)**, clean CCS EBIT was 26% above the level of Q1/09 at EUR 27 mn. The refining business saw improvements in refining east which offset the drop in the OMV indicator refining margin mainly caused by lower middle distillate spreads. Marketing was burdened by lower retail and commercial volumes as well as margins, however, this could be compensated by reduced costs. The petrochemicals result profited from an improved margin environment.

In **Gas and Power (G&P)**, clean EBIT of EUR 87 mn was slightly up compared to Q1/09. Sales volumes in gas supply, marketing and trading increased, but margins were under pressure. The logistics business benefited from higher volumes in transportation, whereas the storage business showed withdrawal rates below Q1/09 when demand was positively impacted by the Russia/Ukraine gas crisis.

Significant events in Q1/10

On January 7, OMV announced that IPIC, one of its main shareholders, increased its shareholding in OMV to 20.0%. The consortium ÖIAG/IPIC now holds 51.5% of the registered capital.

On January 7, OMV announced that Jaap Huijskes will become successor of OMV Executive Vice President Helmut Langanger, responsible for Exploration and Production. Jaap Huijskes joined OMV on April 1, 2010, Helmut Langanger will leave the Company as scheduled by the end of September 2010.

On January 12, OMV announced the planned disposal of OMV Wärme VertriebsgmbH by the end of 2010 as a consequence of the reorganization of its sales structures within the heating oil business. In future, the distribution of heating oil to private customers will be exclusively carried out via so-called OMV brand partners. Corporate customers and brand partners will continue to be directly managed by OMV.

On February 16, OMV announced the discovery and successful testing of gas and condensate within the Jenein Sud exploration block in southern Tunisia. This was the fifth successive discovery in this area in the last four years and underpins the significant potential of the block.

Outlook 2010

We expect the Brent oil price to remain volatile during 2010 trading broadly within a range of USD 60-85/bbl, similar to that experienced in H2/09. The Brent-Urals spread is expected to broaden compared to the previous year. We see a slightly weakening EUR vs. RON and USD in a continuing volatile environment. Despite the encouraging start to the year, the market for refined products is expected to remain challenging throughout the year 2010. Petrochemical margins will face the additional challenge of new production capacity being brought on stream in the Middle East. Marketing volumes as well as margins are expected to remain under pressure until the broader economy shows clearer signs of improvement. To partly protect the Group's cash flow from the negative impact of lower oil prices in 2010, OMV entered into crude oil hedges in Q2/09 for a volume of 63,000 bbl/d of the 2010 production securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl. OMV plans to increase CAPEX excluding major acquisitions to approximately EUR 2.8 bn in 2010 while staying firmly committed to maintaining its strong investment grade credit rating.

Production in **E&P** is expected to grow to 325,000 boe/d in 2010 mainly due to the new oil fields Maari in New Zealand and Komsomolskoe in Kazakhstan which will be on stream for the full year for the first time. Those assets will contribute considerably to overall production by reaching their daily plateau production levels. In order to further strengthen its E&P portfolio, OMV plans to drill about 40 exploration and appraisal wells, 25% more than in 2009. Work on the recently acquired Kultuk oil discovery in Kazakhstan will commence with a 3D seismic acquisition. Substantial investments will be made in one of OMV's major field development projects, Habban Block S2, in Yemen. Preparation work on the Central Processing Facility and pipeline, which are planned to be operational in 2012 enabling an increase in oil production, are ongoing. Another considerable part of OMV's investment program will be spent in Romania on the compressor station in Hurezáni to facilitate gas production from the low pressure wells, on the drilling of development and production wells, well workovers, production facilities and infrastructure. E&P will continue to prioritize its investments and apply strict cost management. In order to cater for future production growth, emphasis will be put on acquiring reserves and production.

In the **R&M** segment, a planned turnaround of the Schwechat crude distillation unit is scheduled for a period of approximately one month in Q2/10. Petrobrazi has a turnaround scheduled for one month which started early April. Due to the poor margin environment, the Arpechim refinery will be operated as and when market conditions permit. As a result, overall capacity utilization is expected to be below 2009 levels. The exit from the retail business in Italy at the end of 2009 and further sales of tail-end filling stations should lead to an optimized structure of the overall network. Stringent cost management in R&M, together with the streamlining of the organization will support profitability in a generally unfavorable economic environment. At Petrom, the revised Petrobrazi refining investment will continue.

In the **G&P** segment, the strong focus on the enhancement of international activities will be maintained, as well as on the extension of the trading business at the Central European Gas Hub and at other European gas hubs. The market is expected to provide further growth opportunities as new gas fired power plant projects are announced. In order to establish a backbone for sustainable international growth, diversification of long-term gas supply will be pursued at different entry points in Europe be it via pipeline or LNG. An investment decision for the Nabucco gas pipeline project is targeted for the end of 2010. As part of this procedure an open season process which would lead to the first transportation contracts is planned. The LNG projects Gate and Adria are progressing. Further extension of the WAG gas pipeline will continue with the aim of increasing transport capacity by 2011. A new compressor station in Baumgarten and a new gas pipeline between Baumgarten and Auersthal will also increase transport capacity from 2011 onwards. An open season process for the storage project Schönkirchen Tief in Austria is planned for Q2/10. The construction of the 800 MW class combined cycle power plant in Brazi (Romania), which was started in 2009, will continue according to project schedule and is due to start operations towards the end of 2011. The ground breaking for a project of similar size in Samsun (Turkey) is planned for Q2/10. The construction of a wind power plant with a designed capacity of 45 MW in the region of Dobrogea (Romania) is expected to start within the next months and will be finalized in mid 2011. At Central European Gas Hub AG, the Austrian gas hub platform, the forward market will be implemented, following the successful launch of spot trading in December 2009.

At a glance

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
4,794	5,285	4,291	23	Sales [1]	17,917	25,543	(30)
483	556	227	145	EBIT E&P [2]	1,450	2,274	(36)
(140)	92	(51)	n.m.	EBIT R&M	(143)	(105)	35
56	87	85	3	EBIT G&P	235	245	(4)
(27)	(21)	(19)	(11)	EBIT Corporate and Other	(91)	(111)	(18)
(18)	(3)	24	n.m.	Consolidation	(41)	37	n.m.
354	**710**	**266**	**167**	**EBIT Group**	**1,410**	**2,340**	**(40)**
512	556	227	145	Clean EBIT E&P [2,3]	1,517	2,580	(41)
(126)	27	22	26	Clean CCS EBIT R&M [3]	(222)	602	n.m.
75	87	86	2	Clean EBIT G&P [3]	256	274	(7)
(29)	(20)	(19)	(7)	Clean EBIT Corporate and Other [3]	(92)	(89)	3
(18)	(3)	24	n.m.	Consolidation	(41)	37	n.m.
413	**647**	**340**	**90**	**Clean CCS EBIT [3]**	**1,418**	**3,405**	**(58)**
242	698	178	n.m.	Income from ordinary activities	1,182	2,309	(49)
111	456	89	n.m.	Net income	717	1,529	(53)
103	346	40	n.m.	Net income after minorities	572	1,374	(58)
117	297	126	136	Clean CCS net income after minorities [3]	596	1,942	(69)
0.35	1.16	0.14	n.m.	EPS in EUR	1.91	4.60	(58)
0.39	1.00	0.42	136	Clean CCS EPS in EUR [3]	1.99	6.50	(69)
401	747	915	(18)	Cash flow from operating activities	1,847	3,214	(43)
1.34	2.50	3.06	(18)	CFPS in EUR	6.18	10.76	(43)
3,314	3,084	3,336	(8)	Net debt	3,314	3,448	(4)
33	29	34	(16)	Gearing in %	33	37	(10)
673	359	605	(41)	Capital expenditures	2,355	3,547	(34)
–	–	–	n.a.	Dividend per share in EUR [4]	1.00	1.00	0
–	–	–	n.a.	ROFA (%)	12	23	(47)
–	–	–	n.a.	ROACE (%)	6	12	(51)
–	–	–	n.a.	ROE (%)	7	16	(52)
34,676	33,354	39,713	(16)	OMV employees	34,676	41,282	(16)
28,984	27,626	34,013	(19)	thereof Petrom group	28,984	35,588	(19)

[1] Sales excluding petroleum excise tax
[2] Excluding intersegmental profit elimination shown in the line "Consolidation"
[3] Adjusted for exceptional, non-recurring items; clean CCS figures exclude inventory holding effects (CCS effects) resulting from the fuels refineries
[4] 2009: Proposal to the Annual General Meeting 2010

Exploration and Production (E&P)

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
1,101	1,140	770	48	Segment sales	3,797	5,089	(25)
483	556	227	145	EBIT [1]	1,450	2,274	(36)
(29)	–	–	n.a.	Special items	(67)	(307)	(78)
512	556	227	145	Clean EBIT [1]	1,517	2,580	(41)

Q4/09	Q1/10	Q1/09	Δ%	Key performance indicators	2009	2008	Δ%
30.0	28.5	27.7	3	Total hydrocarbon production in mn boe	115.5	115.9	0
327,000	317,000	308,000	3	Total hydrocarbon production in boe/d	317,000	317,000	0
16.7	15.8	14.5	9	Crude oil and NGL production in mn bbl	62.6	60.9	3
75.0	71.5	74.1	(4)	Natural gas production in bcf	297.2	308.0	(4)
74.53	76.36	44.46	72	Average Brent price in USD/bbl	61.67	97.26	(37)
72.49	73.79	45.88	61	Average realized crude price in USD/bbl	60.94	89.74	(32)
71.21	60.98	50.79	20	Exploration expenditure in EUR mn	251.85	406.01	(38)
39.08	35.06	71.42	(51)	Exploration expenses in EUR mn	239.05	333.97	(28)
12.67	12.72	11.82	8	OPEX in USD/boe [2]	12.02	14.29	(16)

Thereof Petrom group (included above)

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
158	216	101	114	EBIT [1]	582	796	(27)
(40)	–	–	n.a.	Special items	(51)	(298)	(83)
198	216	101	114	Clean EBIT [1]	633	1,094	(42)

Q4/09	Q1/10	Q1/09	Δ%	Key performance indicators	2009	2008	Δ%
187,000	185,000	192,000	(4)	Total hydrocarbon production in boe/d	187,000	194,000	(4)
8.5	8.3	8.3	0	Crude oil and NGL production in mn bbl	33.5	34.4	(3)
1.3	1.3	1.4	(7)	Natural gas production in bcm [3]	5.3	5.6	(5)
74.27	75.40	43.73	72	Average Urals price in USD/bbl	61.18	94.76	(35)
69.14	69.85	46.45	50	Average realized crude price in USD/bbl	58.86	83.01	(29)
171.38	166.33	150.97	10	Regulated domestic gas price for producers in USD/1,000 cbm	162.38	195.59	(17)
15.93	16.65	14.71	13	OPEX in USD/boe [2]	15.06	18.27	(18)

[1] Excluding intersegmental profit elimination
[2] Starting with 2010 the calculation of OPEX/boe is based on net production available for sale (i.e. exclusive of own consumption). In Q1/10, the impact of this change leads to an increase of USD 0.63/boe for OMV E&P and USD 1.18/boe for Petrom E&P
[3] Reported in bcm, as gas prices in Romania are based on 1,000 cbm

First quarter 2010 (Q1/10)

- **Significant year-on-year increase in oil price supported Q1/10 results; a weaker USD mitigated this positive effect to some extent**
- **Production volumes above Q1/09 level: Significant volumes from New Zealand, Kazakhstan and Yemen more than offset the decline in Romania and Tunisia**
- **OPEX at Petrom: improved cost position burdened by negative FX effects**

Segment sales increased significantly in Q1/10, despite a weaker USD, mainly due to the favorable oil price environment. The **Brent** price in USD was 72% above the Q1/09 level, while the Group's average **realized crude price** rose by 61% to USD 73.79/bbl reflecting the overall lower positive hedging result vs. Q1/09. Furthermore an adjustment in the internal compensation price regime between E&P and R&M in Romania, in order to properly reflect the high integration value of the Romanian refineries, burdened the realized crude price. The **Urals** crude price, the reference oil price in Romania, increased by 72%. The Group's average **realized gas price** in EUR was 3% above Q1/09 reflecting the gas price development lagging behind oil prices. **EBIT** has more than doubled

mainly due to the favorable oil price, which has recovered from the very low levels of Q1/09, and lifting volumes above Q1/09 levels. Higher lifting volumes in New Zealand and Libya compensated for lower volumes in Romania. Exploration expenses were 51% below the very high level of Q1/09, which was driven by the write-off of parts of the Barracuda field in Libya. The result was further supported by the positive contribution from hedges entered into in Q2/09 for parts of the 2010 oil production (EUR 35 mn, mainly related to time value changes). These strategic hedging instruments, however, had a lower positive impact than in Q1/09 (EUR 58 mn). The weaker USD had a negative effect on oil revenues, and the strengthening of the RON against the EUR (compared to Q1/09) had an unfavorable impact on RON-denominated costs in EUR terms. Romanian gas prices in EUR terms, however, benefited from the strengthening of the Romanian currency since they are fixed in RON. As no special items were recorded in Q1/10, just as in Q1/09, the significant increase in **clean EBIT** was in line with the increase in reported EBIT at 145%.

Production costs excluding royalties (OPEX) in USD/boe increased by 8% versus Q1/09, mainly reflecting negative FX-effects and the exclusion of own consumption in the calculation of OPEX starting Q1/10, which could partially be compensated by cost saving measures. At Petrom, OPEX/boe was up by 13%, despite cost saving effects, due to lower volumes mainly for the above mentioned reason, as well as FX effects (the RON strengthened by 9% against the USD). **Exploration expenditure** increased by 20% to EUR 61 mn compared to Q1/09, mainly due to increased exploration activities in Norway, Tunisia, Yemen, the Kurdistan Region of Iraq and New Zealand, despite a decrease in activities in Libya, the UK and Pakistan.

Total production of oil, NGL and gas was above Q1/09 at 317,000 boe/d. **Oil and NGL production rose** by 9% versus Q1/09 despite the significant decrease in Romania as well as in Tunisia, which was more than offset by the higher contribution from Maari (New Zealand, production up by 8,000 bbl/d), Komsomolskoe (Kazakhstan) and Habban (Yemen). An increase in oil production compared to Q1/09 was also recorded in Libya after output curtailments imposed due to the OPEC quota have been temporarily reallocated amongst the operators. **Gas production,** which had benefited in Q1/09 from the Russian gas delivery crisis, decreased by 4% compared to the same quarter last year, mainly due to lower volumes in Pakistan and Romania. Gas production in Romania decreased mainly due to harsh weather conditions in Q1/10. However, these effects were partly offset by additional volumes from Austria. Lower sales volumes in Romania, Austria and Pakistan were more than offset by higher volumes in New Zealand, Libya, Kazakhstan and Yemen; thus the **total sales quantity** increased by 4%.

Compared to Q4/09, clean EBIT increased by 9% mainly due to slightly higher oil prices (both Brent and Urals up by 2%), a higher positive hedging result and a positive FX effect. These positive impacts however, were partly offset by lower volumes. Sales volumes were down by 4% vs. Q4/09, mainly due to lower volumes in Romania, Tunisia and Austria, which could not be compensated by higher volumes in the UK and New Zealand. Oil production decreased mainly due to the longer than expected shut-down in Maari (New Zealand) in January, the volume decrease in Romania which was caused by severe winter weather conditions, as well as lower volumes in Libya. These negative effects were however counterbalanced by an increase in volumes in Kazakhstan and the UK. Gas volumes slightly decreased due to lower volumes in Austria and Romania.

Refining and Marketing (R&M)

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
3,609	3,759	2,842	32	Segment sales	13,900	20,883	(33)
(140)	92	(51)	n.m.	EBIT	(143)	(105)	(35)
0	20	(1)	n.m.	thereof petrochemicals west	40	168	(76)
(76)	17	9	88	Special items	(93)	(408)	(77)
63	47	(82)	n.m.	CCS effects: Inventory holding gains/(losses) [1]	172	(300)	n.m.
(126)	27	22	26	Clean CCS EBIT [1]	(222)	602	n.m.

Q4/09	Q1/10	Q1/09	Δ%	Key performance indicators	2009	2008	Δ%
0.79	2.92	4.26	(32)	OMV indicator refining margin in USD/bbl	1.99	6.14	(68)
5.54	5.12	5.53	(7)	Refining input in mn t [2]	22.58	24.15	(7)
79	75	81	(7)	Utilization rate refineries in %	82	86	(5)
4.97	4.31	5.06	(15)	Refining output in mn t [3]	20.28	22.10	(8)
6.30	5.38	6.16	(13)	Total refined product sales in mn t [4]	25.53	26.99	(5)
4.16	3.43	3.92	(12)	thereof marketing sales volumes in mn t [5]	16.79	17.32	(3)
0.49	0.50	0.51	0	thereof petrochemicals in mn t	2.02	2.13	(5)
2,433	2,331	2,477	(6)	Marketing retail stations	2,433	2,528	(4)

Thereof Petrom group (included above)

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
(87)	4	(66)	n.m.	EBIT	(146)	(488)	(70)
(75)	1	2	34	Special items	(92)	(326)	(72)
40	7	(17)	n.m.	CCS effects: Inventory holding gains/(losses) [1]	105	(57)	n.m.
(52)	(4)	(51)	(92)	Clean CCS EBIT [1]	(160)	(105)	52

Q4/09	Q1/10	Q1/09	Δ%	Key performance indicators	2009	2008	Δ%
(1.74)	0.85	2.65	(68)	OMV indicator refining margin east in USD/bbl	0.02	1.43	(99)
1.25	1.08	1.38	(22)	Refining input in mn t [2]	5.46	6.51	(16)
58	52	67	(22)	Utilization rate refineries in %	65	77	(16)
1.05	0.95	1.39	(32)	Refining output in mn t [3]	4.99	5.57	(10)
1.45	1.17	1.58	(26)	Total refined product sales in mn t [4]	6.18	6.49	(5)
1.15	0.88	1.13	(22)	thereof marketing sales volumes in mn t [5]	4.67	4.51	4
814	811	822	(1)	Marketing retail stations	814	819	(1)

[1] Current cost of supply (CCS): Clean CCS EBIT eliminates inventory holding gains/losses (CCS effects) resulting from the fuels refineries
[2] Figure adapted to refining west reporting standard which includes crude and semi-finished products. Historic figures have been adjusted
[3] Prior practice had been to disclose refining sales volumes which had also included traded goods sourced externally. Refining output figures for previous periods are also reported here
[4] Shown for the first time as of Q1/10. Includes all products sold by the Group. Figures for previous periods are also reported here
[5] As of Q1/10 Petrom figure excludes export sales which are included in total refined product sales. Historic figures have been adjusted

First quarter 2010 (Q1/10)

- **OMV refining margin showed signs of recovery, however, middle distillate spreads remained depressed**
- **Petrochemical business improved driven by a better margin environment**
- **Marketing suffered from low demand and lower margins but was supported by cost cutting measures**

The impact of higher crude and petrochemicals price levels led to a 32% increase in **R&M segment sales** compared to Q1/09.

At EUR 27 mn, **clean CCS EBIT** came in above the level of Q1/09, mainly reflecting improvements in refining east due to the optimized utilization of Arpechim, the sale of the petrochemical operations in Romania and lower costs. Furthermore, an adjustment in the internal compensation price regime in Romania in order to properly reflect the high integration value of the Romanian refineries supported the result. The mentioned improvements compensated for a lower result in refining west due to the weaker indicator margin and a lower contribution from marketing. Net special income in Q1/10 was EUR 17 mn, related to the sale of the Italian filling station network where a book value gain was recorded. Positive CCS effects of EUR 47 mn due to increasing crude prices led to a reported EBIT of EUR 92 mn.

The clean CCS EBIT in **refining** was up compared to Q1/09, mainly reflecting the above mentioned improvements in refining east which offset the drop in the OMV indicator refining margin to USD 2.92/bbl (Q1/09: USD 4.26/bbl) which was largely caused by lower middle distillate spreads due to persisting weak demand, with higher gasoline and naphtha spreads unable to offset this effect. The western refineries of OMV have suffered more due to their middle distillate dominated yield structure. Higher cost for own crude oil consumption compared to Q1/09, caused by a higher crude price, additionally burdened the indicator margin. The OMV indicator refining margin east was considerably below the level of Q1/09 suffering as well from depressed middle distillate spreads and higher cost for own crude consumption.

Overall **capacity utilization** stood at 75%. Capacity utilization in refining west was only slightly below Q1/09 at 86%, whereas at Petrom it declined considerably to 52%, mainly because of the Arpechim refinery being shut down from mid January until the end of February due to the unfavorable market environment. Arpechim was restarted thereafter due to the planned one month turnaround of Petrobrazi which started in early April. In total, **refining output** was down 15% compared to Q1/09.

The **petrochemicals result** was above the level of Q1/09 due to the better margin environment for ethylene and propylene. Sales volumes were at the level of Q1/09.

The **clean marketing result** was below the level of Q1/09, mainly due to lower margins, and a reduction in **marketing sales volumes** in both retail and commercial. This is a consequence of the persisting subdued demand due to the general economic environment. Strict cost management and efficiency increases led to a reduction in operating costs. As of March 31, 2010, the total number of **retail stations** in the Group declined by 6% compared to the end of March 2009, mainly as a consequence of the sale of the Italian filling station network and the sale of Austrian stations as part of the ongoing retail network optimization.

Compared to Q4/09, clean CCS EBIT increased considerably mainly because of a higher OMV indicator refining margin, a better petrochemicals result due to improved olefin margins and an improved cost position in refining. Furthermore an adjustment in the internal compensation price regime in Romania in order to properly reflect the high integration value of the Romanian refineries supported the result. The contribution from the marketing business also improved in spite of overall lower volumes and margins due to significant cost reductions which were however partly due to provisions relating to a final tax review at Petrom booked in Q4/09 and due to seasonality.

Gas and Power (G&P)

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
970	1,268	1,271	0	Segment sales	3,273	3,798	(14)
56	87	85	3	EBIT	235	245	(4)
(18)	0	(1)	(80)	Special items	(21)	(29)	(29)
75	87	86	2	Clean EBIT	256	274	(7)

Q4/09	Q1/10	Q1/09	Δ%	Key performance indicators	2009	2008	Δ%
4.30	5.61	4.52	24	Combined gas sales volumes in bcm	13.06	12.77	2
929,945	846,352	849,548	0	Average storage capacities sold in cbm/h	850,207	802,760	6
19.98	21.00	17.38	21	Total gas transportation sold in bcm	75.29	66.32	14

Thereof Petrom group (included above)

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
(1)	17	23	(23)	EBIT	17	30	(43)
(18)	0	(1)	(80)	Special items	(21)	(28)	(27)
17	18	24	(26)	Clean EBIT	37	58	(35)

Q4/09	Q1/10	Q1/09	Δ%	Key performance indicators	2009	2008	Δ%
290	290	480	(40)	Import price in USD/1,000 cbm	353	440	(20)
171	166	151	10	Regulated gas price for producers in USD/1,000 cbm	162	196	(17)
1.37	1.47	1.40	5	Gas sales volumes in bcm	4.59	5.02	(9)

First quarter 2010 (Q1/10)

- **Improved results and quantities from EconGas compared to Q1/09 despite pressure on margins**
- **Logistics business benefited from increased transportation volumes sold and strong demand for storage**
- **Closure of Petrom's fertilizer plant Doljchim planned for the end of 2010**

EBIT increased by 3% compared to Q1/09, similar to the development of **clean EBIT** which was up 2%. In the supply, marketing and trading business Q1/10 was characterized by significantly higher volumes, but lower margins burdened the result. The logistics business benefited from higher volumes in transportation and storage.

Supply, marketing and trading recorded a 24% increase in total sales volumes compared to Q1/09. EconGas' sales volumes rose by 34% vs. Q1/09, mainly driven by lower temperatures, higher international sales volumes achieved through EconGas' non-Austrian subsidiaries and wholesale deals. Margins in EconGas' target markets came under pressure as Q1/10 saw spot prices that were significantly below long-term gas prices which led to increased competition.

Petrom's sales volumes were 5% up compared to last year. Romania's natural gas consumption was supported by particularly low temperatures especially in January and a law which grants interruptible consumers the right to source themselves from domestic production only. Petrom's result was burdened by lower margins than in Q1/09 where Petrom profited from quantities extracted from storage. The price environment showed a decrease in the import price in USD by 40% to USD 290/1,000 cbm, compared to USD 480/1,000 cbm in Q1/09 (in RON 45% below Q1/09). The average gas price for domestic producers, which is still regulated and has been constant at RON 495/1,000 cbm since February 2008, was USD 166/1,000 cbm (10% higher than in Q1/09, due to stronger RON).

Gas supply quantities secured for the power plant in Samsun (Turkey) were sold in a difficult market environment and therefore had a negative effect on the result.

In **logistics**, the storage business showed slightly higher volumes booked but lower average injection and withdrawal rates sold compared to Q1/09 when high seasonal demand was further positively impacted by the Russia/Ukraine gas crisis. The transportation business reported transportation volumes sold at notably higher levels than in Q1/09 due to the start-up of a new compressor station on the TAG pipeline in Q4/09 and additional capacity sales on the WAG and HAG pipelines.

In December 2009, Petrom decided to exit the chemicals business and to close **Doljchim** in 2010. In order to optimize Petrom's integrated operations Doljchim's methanol plant remained active in Q1/10. Compared to Q1/09 the negative EBIT of Doljchim was reduced by 7%.

The construction of the Brazi **power plant** in Romania continued according to schedule. Also the power plant project in Samsun, Turkey, is progressing according to plan.

Compared to Q4/09, clean EBIT rose by 17% mainly driven by the gas supply, marketing and trading business, which benefited from higher sales volumes. EconGas' sales volumes profited from an increase in international sales volumes especially due to activities on international gas hubs as well as from low temperatures. Also, Romania experienced extraordinary cold weather, which positively impacted Petrom's sales volume. The logistics business reported higher transportation volumes sold compared to Q4/09. The storage business saw the expected seasonal development with high withdrawal rates and high volumes sold. Reported EBIT of G&P increased by 54%, largely reflecting the negative impact of provisions booked in Q4/09 due to the planned closure of Doljchim.

Group interim financial statements and notes (condensed, unaudited)

Legal principles and general accounting policies

The interim condensed consolidated financial statements for the three months ended March 31, 2010, have been prepared in accordance with IAS 34 Interim Financial Statements.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of December 31, 2009.

The accounting policies adopted in preparation of the interim condensed consolidated financial statements are consistent with those followed in preparation of the Group's annual financial statements for the year ended December 31, 2009. The valuation methods in effect on December 31, 2009, remain unchanged.

The interim consolidated financial statements for Q1/10 are unaudited and an external review by an auditor was not performed.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2009, the consolidated Group changed as follows:

In R&M, the sale of OMV Italia S.r.l., Bolzano, was finalized in March 2010.

Seasonality and cyclicality

Seasonality is of significance, especially in G&P and R&M; for details please refer to the section "business segments".

In addition to the interim financial statements and notes, further information on main items affecting the interim financial statements as of March 31, 2010, is given as part of the description of OMV's business segments.

Income statement (unaudited)

Q4/09	Q1/10	Q1/09	Consolidated income statement in EUR mn	2009	2008
4,794.27	5,284.60	4,291.31	Sales revenues	17,917.27	25,542.60
(57.70)	(49.91)	(46.16)	Direct selling expenses	(212.67)	(238.40)
(3,946.91)	(4,205.62)	(3,584.19)	Production costs of sales	(14,703.60)	(20,704.40)
789.66	**1,029.07**	**660.96**	**Gross profit**	**3,001.00**	**4,599.80**
65.18	73.90	64.34	Other operating income	223.64	278.37
(226.06)	(177.23)	(189.99)	Selling expenses	(800.12)	(881.62)
(88.18)	(74.23)	(69.43)	Administrative expenses	(299.88)	(279.17)
(39.08)	(35.06)	(71.42)	Exploration expenses	(239.05)	(333.97)
(3.58)	(2.82)	(3.19)	Research and development expenses	(14.44)	(13.64)
(144.33)	(103.19)	(124.83)	Other operating expenses	(461.27)	(1,030.10)
353.62	**710.43**	**266.44**	**Earnings before interest and taxes (EBIT)**	**1,409.88**	**2,339.66**
7.60	26.37	(32.20)	Income from associated companies	65.53	117.89
(0.19)	2.89	9.93	Dividend income	11.64	91.58
(114.82)	(78.59)	(54.78)	Net interest income	(297.76)	(213.49)
(4.52)	36.58	(11.36)	Other financial income and expenses	(7.46)	(26.56)
(111.93)	**(12.75)**	**(88.43)**	**Net financial result**	**(228.05)**	**(30.58)**
241.69	**697.68**	**178.02**	**Profit from ordinary activities**	**1,181.83**	**2,309.08**
(130.77)	(241.26)	(89.18)	Taxes on income	(464.90)	(780.13)
110.92	**456.43**	**88.84**	**Net income for the period**	**716.93**	**1,528.95**
103.40	**345.88**	**40.44**	**thereof attributable to owners of the parent**	**571.71**	**1,374.44**
7.52	110.55	48.39	thereof attributable to non-controlling interests	145.22	154.51
0.35	**1.16**	**0.14**	**Basic earnings per share in EUR**	**1.91**	**4.60**
0.35	1.16	0.14	Diluted earnings per share in EUR	1.91	4.60
–	–	–	**Dividend per share in EUR**[1]	**1.00**	**1.00**

[1] 2009: Proposal to the Annual General Meeting 2010

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
7.60	**26.37**	**(32.20)**	**n.m.**	**Income from associated companies**	**65.53**	**117.89**	**(44)**
4.14	18.90	(21.77)	n.m.	thereof Borealis	11.86	91.00	(87)
1.52	8.46	(11.29)	n.m.	thereof Petrol Ofisi	39.59	10.26	n.m.
–	–	–	n.a.	thereof Oberösterreichische Ferngas	–	5.09	n.a.

Statement of comprehensive income (unaudited)

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
110.92	**456.43**	**88.84**	**n.m.**	**Net income for the period**	**716.93**	**1,528.95**	**(53)**
(1.24)	262.12	(211.57)	n.m.	Exchange differences from translation of foreign operations	(175.61)	(667.11)	(74)
0.66	1.29	618.12	(100)	Gains/(losses) on available-for-sale financial assets	622.92	(1,301.71)	n.m.
(115.17)	3.73	(8.79)	n.m.	Gains/(losses) on hedges	(190.77)	110.38	n.m.
1.00	28.64	4.39	n.m.	Share of other comprehensive income of associated companies	11.24	(39.70)	n.m.
21.86	(1.21)	0.45	n.m.	Income tax relating to components of other comprehensive income	30.38	(18.86)	n.m.
(92.90)	**294.56**	**402.59**	**(27)**	**Other comprehensive income for the period, net of tax**	**298.17**	**(1,917.00)**	**n.m.**
18.02	**750.99**	**491.43**	**53**	**Total comprehensive income for the period**	**1,015.10**	**(388.05)**	**n.m.**
49.58	580.57	524.75	11	thereof attributable to owners of the parent	1,006.40	(357.83)	n.m.
(31.56)	170.41	(33.33)	n.m.	thereof attributable to non-controlling interests	8.70	(30.22)	n.m.

Notes to the income statement

First quarter 2010 (Q1/10)

With an increase of 23%, **consolidated sales** are higher than the corresponding figure for Q1/09, mainly driven by higher oil and product prices. The **Group's reported EBIT** came to EUR 710 mn, exceeding that for Q1/09 (EUR 266 mn). Higher oil prices and positive CCS effects in refining more than offset lower refining margins. **Petrom group's EBIT** was EUR 230 mn, above Q1/09 (EUR 77 mn), also due to higher oil prices and higher CCS effects in refining. In Q1/10, **net special income** of EUR 16 mn primarily related to the sale of the R&M subsidiary OMV Italia. In addition, positive **CCS effects** of EUR 47 mn were recorded. **Clean CCS EBIT** increased by 90% to EUR 647 mn; the contribution of Petrom to the Group's clean CCS EBIT was EUR 222 mn, above last year's level.

The **net financial result** of EUR (13) mn improved compared to Q1/09, as an improved at-equity contribution of associates more than compensated for higher net interest charges.

Current **taxes** on Group income of EUR 207 mn and expenses from **deferred taxes** of EUR 35 mn were recorded in Q1/10. The **effective tax rate** in Q1/10 was 35% (Q1/09: 50%). This decrease was mainly a result of the MOL sale in Q1/09 which adversely affected the Group's effective tax rate in Q1/09 as well as of the already taxed results from at-equity-consolidated companies that were far better in Q1/10 than in Q1/09. Petrom's high contribution to the EBIT with its relatively low effective tax rate also positively influenced the Group's effective tax rate.

Net income after minorities (i.e. net income attributable to owners of the parent) was EUR 346 mn, compared to EUR 40 mn in Q1/09. Minority interest was EUR 111 mn. **Clean CCS net income after minorities** was EUR 297 mn (Q1/09: EUR 126 mn). **EPS** after minorities for the quarter was at EUR 1.16 and **clean CCS EPS** was at EUR 1.00 (Q1/09: EUR 0.14 and EUR 0.42 respectively).

Compared to Q4/09, sales increased by 10%, mainly driven by rising oil and product prices as well as higher gas sales volumes. The reported EBIT at EUR 710 mn was well above Q4/09 (EUR 354 mn), favored by higher oil prices and higher refining margins as well as considerably reduced net special charges compared to last quarter. Clean CCS EBIT increased by 57% compared to Q4/09. The net financial result was above Q4/09 driven by higher at-equity contribution of associates and lower net interest charges. The at-equity result of Borealis increased due to an improving margin environment for petrochemicals and inventory gains, while the decrease in net interest charges partly resulted from a provision for interest charges relating to the tax review of Petrom S.A. completed in Q4/09. The effective tax rate of the Group in Q1/10, based on profit from ordinary activities, was 35% (Q4/09: 54%). This decrease was mainly driven by Petrom's high contribution to the Group's EBIT, which – due to its relatively low effective tax rate – positively influenced the Group's effective tax rate. Net income after minorities at EUR 346 mn was substantially above Q4/09 (EUR 103 mn). At EUR 297 mn, clean CCS net income after minorities increased vs. Q4/09 (EUR 117 mn).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	**March 31, 2010**	**Dec. 31, 2009**
Assets		
Intangible assets	853.38	812.39
Property, plant and equipment	11,658.31	11,370.40
Investments in associated companies	2,342.78	2,214.97
Other financial assets	1,209.61	1,173.03
Other assets	56.85	45.05
Non-current assets	**16,120.94**	**15,615.85**
Deferred taxes	**171.25**	**177.60**
Inventories	2,268.16	2,324.76
Trade receivables	2,243.38	1,934.64
Other financial assets	317.34	402.38
Income tax receivables	71.37	70.79
Other assets	167.18	159.14
Cash and cash equivalents	1,720.88	674.54
Non-current assets held for sale	72.07	55.51
Current assets	**6,860.38**	**5,621.77**
Total assets	**23,152.56**	**21,415.21**
Equity and liabilities		
Capital stock	300.00	300.00
Reserves	8,378.89	7,798.32
Stockholders' equity	8,678.89	8,098.32
Non-controlling interests	2,106.88	1,936.47
Equity	**10,785.77**	**10,034.79**
Provisions for pensions and similar obligations	888.42	883.84
Bonds	1,988.27	1,475.93
Interest-bearing debts	2,012.42	1,720.73
Provisions for decommissioning and restoration obligations	1,821.45	1,801.73
Other provisions	293.07	259.73
Other financial liabilities	162.81	200.10
Other liabilities	11.63	11.71
Non-current liabilities	**7,178.08**	**6,353.76**
Deferred taxes	**326.42**	**295.10**
Trade payables	2,415.66	2,141.53
Bonds	337.22	310.00
Interest-bearing debts	348.86	363.88
Provisions for income taxes	137.64	101.46
Other provisions	372.40	418.62
Other financial liabilities	413.00	502.87
Other liabilities	823.17	868.22
Liabilities associated with assets held for sale	14.34	24.99
Current liabilities	**4,862.29**	**4,731.57**
Total equity and liabilities	**23,152.56**	**21,415.21**

Notes to the balance sheet as of March 31, 2010

Capital expenditure decreased to EUR 359 mn (Q1/09: EUR 605 mn). Substantially lower CAPEX in the E&P, R&M and Corporate and Other (Co&O) segments stood in contrast to higher CAPEX in the G&P segment.

E&P invested EUR 170 mn (Q1/09: EUR 380 mn), mainly in field developments in Romania, the UK, Tunisia and Yemen. CAPEX in the **R&M** segment, mainly comprising investments in quality enhancement projects in Austria and Romania as well as the construction and remodeling of filling stations, amounted to EUR 28 mn (Q1/09: EUR 86 mn). CAPEX in the **G&P** segment of EUR 141 mn (Q1/09: EUR 113 mn) related mainly to investments in the construction of the power plant in Brazi, Romania, and the WAG pipeline expansion project. CAPEX in the **Co&O** segment was EUR 20 mn (Q1/09: EUR 26 mn), which can mainly be attributed to investments in the new Petrom head office, "Petrom City", in Bucharest.

Compared to year-end 2009, **total assets** increased by EUR 1,737 mn or 8% to EUR 23,153 mn. The biggest increase can be seen in the position cash in hand and at bank, and is due to the issuance of a bond and the improvement in operating cash flows.

Equity increased by approximately 7%. Compared to year-end 2009 the Group's **equity ratio** remained unchanged at 47%.

The **total number of own shares** held by the Company amounted to 1,219,695 (unchanged to December 31, 2009).

Short- and long-term borrowings, bonds and financial leases stood at EUR 4,806 mn on March 31, 2010 (December 31, 2009: EUR 3,989 mn). Cash and cash equivalents increased to EUR 1,722 mn (December 31, 2009: EUR 675 mn). OMV reduced its **net debt** position to EUR 3,084 mn, compared to EUR 3,314 mn at the end of 2009. A ten-year bond with a notional amount of EUR 500 mn was issued in February 2010.

On March 31, 2010 the **gearing ratio** stood at 28.6% (December 31, 2009: 33.0%).

Cash flows (unaudited)

Q4/09	Q1/10	Q1/09	Summarized statement of cash flows in EUR mn	2009	2008
110.92	**456.43**	**88.84**	**Net income for the period**	**716.93**	**1,528.95**
394.28	285.20	271.30	Depreciation and amortization including write-ups	1,319.55	1,286.95
(38.85)	34.63	14.57	Deferred taxes	(85.60)	(56.69)
(10.23)	(1.60)	(14.69)	Losses/(gains) on the disposal of non-current assets	5.28	6.56
34.26	23.64	(6.06)	Net change in long-term provisions	(48.28)	98.55
104.92	(66.78)	44.40	Other adjustments	96.14	(137.54)
595.30	**731.52**	**398.36**	**Sources of funds**	**2,004.02**	**2,726.79**
(38.62)	110.24	376.81	(Increase)/decrease in inventories	(196.68)	167.38
(153.88)	(387.72)	(14.07)	(Increase)/decrease in receivables	(120.64)	479.21
(8.23)	292.08	239.02	(Decrease)/increase in liabilities	281.44	(334.19)
6.85	1.09	(84.99)	(Decrease)/increase in short-term provisions	(121.40)	175.06
401.42	**747.21**	**915.13**	**Net cash from operating activities**	**1,846.74**	**3,214.24**
			Investments		
(477.27)	(486.09)	(614.61)	Intangible assets and property, plant and equipment	(2,206.46)	(3,229.98)
(58.08)	(20.25)	(63.60)	Investments, loans and other financial assets including changes in short-term financial assets	(522.81)	(110.16)
(3.46)	(7.32)	(9.79)	Acquisitions of subsidiaries and businesses and businesses net of cash acquired [1]	(13.27)	(355.86)
			Disposals		
41.70	17.20	20.42	Proceeds from sale of non-current assets	1,532.69	266.57
–	23.44	–	Proceeds from the sale of subsidiaries, net of cash disposed	–	25.03
(497.11)	**(473.03)**	**(667.58)**	**Net cash used in investing activities**	**(1,209.86)**	**(3,404.40)**
3.67	764.76	(254.88)	(Decrease)/increase in long-term borrowings	1,048.46	1,660.21
(175.64)	(4.42)	(322.79)	(Decrease)/increase in short-term borrowings	(1,370.89)	(905.00)
0.53	–	0.40	(Repurchase)/sale of treasury shares	0.93	0.86
–	–	(13.41)	Dividends paid	(335.97)	(547.09)
(171.45)	**760.34**	**(590.68)**	**Net cash from financing activities**	**(657.47)**	**208.98**
0.25	11.82	(2.60)	Effect of exchange rate changes on cash and cash equivalents	(4.96)	(18.30)
(266.89)	**1,046.34**	**(345.73)**	**Net (decrease)/increase in cash and cash equivalents**	**(25.55)**	**0.52**
941.43	674.54	700.09	Cash and cash equivalents at beginning of period	700.09	699.56
674.54	**1,720.88**	**354.35**	**Cash and cash equivalents at end of period**	**674.54**	**700.09**

[1] Includes EUR 328.5 mn from the acquisition of assets of Petromservice S.A. in 2008 (in Q1/08 reported under "Intangible assets and property, plant and equipment")

Notes to the cash flows

In Q1/10, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an inflow of funds of EUR 274 mn (Q1/09: EUR 248 mn). No dividends were paid out in Q1/10 (Q1/09: dividends of EUR 13 mn paid to non-controlling interests), thus **free cash flow less dividend payments** resulted in a cash inflow of also EUR 274 mn (Q1/09: EUR 234 mn).

The inflow of funds from net income, adjusted for non-cash items such as depreciation, net change of provisions, non-cash income from investments and other positions, was EUR 732 mn (Q1/09: EUR 398 mn); **net working capital** generated a cash inflow of EUR 16 mn (Q1/09: EUR 517 mn).

Cash flow from investing activities (outflow of EUR 473 mn; Q1/09: EUR 668 mn) includes – besides payments for investments in intangible assets and property, plant and equipment as well as in financial assets (EUR 514 mn) – the net cash inflow from the sale of OMV Italia S.r.l. in March 2010 (EUR 23 mn).

Cash flow from financing activities reflected an inflow of funds amounting to EUR 760 mn (Q1/09: outflow of funds of EUR 591 mn) and included the cash inflow from a further Eurobonds issue (EUR 500 mn).

Condensed statement of changes in equity (unaudited)

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2010	**300.00**	**783.64**	**7,573.72**	**(545.65)**	**(13.39)**	**8,098.32**	**1,936.47**	**10,034.79**
Total comprehensive income for the period			345.88	234.70		580.57	170.41	750.99
March 31, 2010	**300.00**	**783.64**	**7,919.59**	**(310.95)**	**(13.39)**	**8,678.89**	**2,106.88**	**10,785.77**

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2009	**300.00**	**783.31**	**7,310.09**	**(980.33)**	**(14.00)**	**7,399.08**	**1,964.17**	**9,363.24**
Total comprehensive income for the period			40.44	484.31		524.75	(33.33)	491.43
Dividend distribution							(13.41)	(13.41)
Sale of treasury shares		0.00			0.41	0.40		0.40
Increase/(decrease) in non-controlling interests			(4.41)			(4.41)	(5.38)	(9.79)
March 31, 2009	**300.00**	**783.31**	**7,346.12**	**(496.02)**	**(13.59)**	**7,919.83**	**1,912.04**	**9,831.87**

[1] Other reserves contain exchange differences from the translation of foreign operations, unrealized gains and losses from hedges and available-for-sale financial assets as well as the share of associates' other comprehensive income

Dividends

No dividends were paid to OMV shareholders and to minorities in Q1/10. For the year 2009, a dividend payment of EUR 1.00 per share will be proposed to the Annual General Meeting, which will be held on May 26, 2010. The proposed dividend thus remains at the level of the previous year.

Segment reporting

Intersegmental sales

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
856.57	854.57	565.08	51	Exploration and Production	2,965.13	4,065.95	(27)
6.55	8.43	7.20	17	Refining and Marketing	25.60	46.10	(44)
24.57	21.42	19.82	8	Gas and Power	67.89	123.24	(45)
101.67	75.00	79.41	(6)	Corporate and Other	343.35	360.46	(5)
989.36	**959.43**	**671.51**	**43**	**Total**	**3,401.98**	**4,595.75**	**(26)**

Sales to external customers

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
244.78	285.69	204.45	40	Exploration and Production	832.11	1,023.15	(19)
3,602.51	3,750.65	2,834.63	32	Refining and Marketing	13,874.80	20,837.26	(33)
945.62	1,246.83	1,251.14	0	Gas and Power	3,205.14	3,675.10	(13)
1.35	1.42	1.08	31	Corporate and Other	5.21	7.09	(26)
4,794.27	**5,284.60**	**4,291.31**	**23**	**Total**	**17,917.27**	**25,542.60**	**(30)**

Total sales

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
1,101.35	1,140.26	769.53	48	Exploration and Production	3,797.24	5,089.10	(25)
3,609.07	3,759.08	2,841.84	32	Refining and Marketing	13,900.41	20,883.36	(33)
970.19	1,268.25	1,270.96	0	Gas and Power	3,273.03	3,798.34	(14)
103.02	76.42	80.50	(5)	Corporate and Other	348.57	367.55	(5)
5,783.63	**6,244.02**	**4,962.83**	**26**	**Total**	**21,319.24**	**30,138.35**	**(29)**

Segment and Group profit

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
482.52	556.23	227.16	145	EBIT Exploration and Production [1]	1,449.97	2,273.67	(36)
(139.60)	91.62	(50.66)	n.m.	EBIT Refining and Marketing	(142.77)	(105.47)	35
56.40	86.97	84.83	3	EBIT Gas and Power	235.05	244.64	(4)
(27.47)	(21.04)	(18.99)	(11)	EBIT Corporate and Other	(91.06)	(110.51)	(18)
371.85	**713.78**	**242.34**	**195**	**EBIT segment total**	**1,451.19**	**2,302.33**	**(37)**
(18.23)	(3.35)	24.10	n.m.	Consolidation: Elimination of intercompany profits	(41.31)	37.34	n.m.
353.62	**710.43**	**266.44**	**167**	**OMV Group EBIT**	**1,409.88**	**2,339.66**	**(40)**
(111.93)	**(12.75)**	**(88.43)**	**86**	**Net financial result**	**(228.05)**	**(30.58)**	**n.m.**
241.69	**697.68**	**178.02**	**n.m.**	**OMV Group Profit from ordinary activities**	**1,181.83**	**2,309.08**	**(49)**

[1] Excluding intersegmental profit elimination shown in the line "Consolidation"

Assets [1]

in EUR mn	March 31, 2010	Dec. 31, 2009
Exploration and Production	7,020.39	6,818.90
Refining and Marketing	4,180.81	4,213.41
Gas and Power	1,035.82	889.46
Corporate and Other	274.67	261.02
Total	**12,511.69**	**12,182.80**

[1] Segment assets consist of intangible assets and property, plant and equipment

Other notes

Significant transactions with related parties

Business transactions in the form of supplies of goods and services take place on a constant and regular basis with the associated companies Borealis AG and Bayernoil Raffineriegesellschaft mbH.

Subsequent events

Please refer to the explanations given within the section Outlook of the Directors' report.

Declaration of the management

We confirm to the best of our knowledge that the condensed interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group Directors' report gives a true and fair view of important events that have occurred during the first three months of the financial year and their impact on the condensed interim financial statements, of the principal risks and uncertainties for the remaining nine months of the financial year and of the major related party transactions to be disclosed.

Vienna, May 7, 2010

The Executive Board



Wolfgang Ruttenstorfer
Chairman



Gerhard Roiss
Deputy Chairman



Werner Auli



David C. Davies



Helmut Langanger



Jaap Huijskes

Further information

EBIT breakdown

EBIT

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
483	**556**	227	145	Exploration and Production [1]	**1,450**	2,274	(36)
(140)	**92**	(51)	n.m.	Refining and Marketing	**(143)**	(105)	35
56	**87**	85	3	Gas and Power	**235**	245	(4)
(27)	**(21)**	(19)	(11)	Corporate and Other	**(91)**	(111)	(18)
(18)	**(3)**	24	n.m.	Consolidation	**(41)**	37	n.m.
354	**710**	**266**	**167**	**OMV Group reported EBIT**	**1,410**	**2,340**	**(40)**
(123)	**16**	**8**	**99**	**Special items [2]**	**(180)**	**(765)**	**(76)**
(48)	**(3)**	(1)	435	thereof: Personnel and restructuring	**(54)**	(125)	(57)
(77)	**0**	(1)	(89)	Unscheduled depreciation	**(119)**	(250)	(52)
9	**19**	11	(77)	Asset disposal	**22**	31	(29)
–	**–**	–	n.a.	Provision for litigation (Petrom)	**–**	(358)	n.a.
(7)	**1**	(1)	n.a.	Other	**(29)**	(63)	(54)
63	**47**	**(82)**	**n.m.**	**CCS effects: Inventory holding gains/(losses) [3]**	**172**	**(300)**	**n.m.**
413	**647**	**340**	**90**	**OMV Group clean CCS EBIT [3]**	**1,418**	**3,405**	**(58)**
512	**556**	227	145	thereof: Exploration and Production [1]	**1,517**	2,580	(41)
(126)	**27**	22	26	Refining and Marketing CCS [3]	**(222)**	602	n.m.
75	**87**	86	2	Gas and Power	**256**	274	(7)
(29)	**(20)**	(19)	(7)	Corporate and Other	**(92)**	(89)	3
(18)	**(3)**	24	n.m.	Consolidation	**(41)**	37	n.m.

[1] Excluding intersegmental profit elimination shown in the line "Consolidation"
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment
[3] Clean CCS figures exclude inventory holding effects (CCS effects) resulting from the fuels refineries

EBITD

Q4/09	Q1/10	Q1/09	Δ%	in EUR mn	2009	2008	Δ%
688	**731**	395	85	Exploration and Production [1]	**2,250**	2,927	(23)
29	**185**	38	n.m.	Refining and Marketing	**303**	453	(33)
63	**94**	93	1	Gas and Power	**263**	281	(6)
(15)	**(9)**	(8)	(12)	Corporate and Other	**(42)**	(65)	(36)
(18)	**(3)**	24	n.m.	Consolidation	**(41)**	37	n.m.
747	**998**	**543**	**84**	**OMV Group**	**2,734**	**3,633**	**(25)**

[1] Excluding intersegmental profit elimination shown in the line "Consolidation"

Economic environment: Oil prices and exchange rates



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160
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120
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80
Q2/09
Q3/09
Q4/09
Q1/10
Brent
EUR-USD
EUR-RON

Rebased to 100

According to the IEA, **global oil demand** rose by 1.9 mn bbl/d or 2.3%, to 86.3 mn bbl/d in Q1/10. Demand was down by 0.8 mn bbl/d or over 2% in the OECD area, whereas non-OECD oil use surged by 2.6 mn bbl/d or 7%, with China accounting for 1.4 mn bbl/d of the gain. The rest of the increase mainly came from the Middle East at 0.5 mn bbl/d, as well as the CIS and South America (both 0.3 mn bbl/d). **Global oil output** climbed by 2 mn bbl/d year on year to reach 86.5 mn bbl/d, resulting in a 0.2 mn bbl/d inventory build. OPEC member countries contributed half of the growth in production, the remainder coming from non-OECD countries. OECD oil production was flat at 19.7 mn bbl/d. OPEC output of 33.0 mn bbl/d of crude and 5.1 mn bbl/d of NGLs met 39% of global demand. The IEA estimates full-year crude demand at 86.6 mn bbl/d (+2%) in 2010.

The average **Brent price** over Q1/10 was USD 76.36/bbl – 72% up on the USD 44.46/bbl recorded in the same period last year. Spot Brent crude began the year just under USD 78/bbl and edged down until early February, but rallied to over USD 80/bbl by the end of March. The average **Urals price** in Q1/10 was USD 75.40/bbl, 72% above Q1/09.

The **USD** strengthened against the faltering EUR in the course of the quarter. Year-on-year, however, the USD weakened by 6% with an average EUR-USD exchange rate at 1.383 in Q1/10 compared to 1.303 in Q1/09. The **Romanian Leu (RON)** rose in Q1/10 to an average of 4.114/EUR, 4% above Q1/09.

Q4/09	Q1/10	Q1/09	Δ%		2009	2008	Δ%
74.53	**76.36**	44.46	72	Average Brent price in USD/bbl	**61.67**	97.26	(37)
74.27	**75.40**	43.73	72	Average Urals price in USD/bbl	**61.18**	94.76	(35)
1.478	**1.383**	1.303	6	Average EUR-USD FX-rate	**1.395**	1.471	(5)
4.268	**4.114**	4.268	(4)	Average EUR-RON FX-rate	**4.240**	3.683	15
2.888	**2.976**	3.279	(9)	Average USD-RON FX-rate	**3.048**	2.520	21
2.82	**3.83**	4.52	(69)	NWE refining margin in USD/bbl	**3.23**	8.23	(61)
1.56	**3.48**	3.59	(75)	Med Urals refining margin in USD/bbl	**2.08**	5.54	(62)

Source: Reuters

Stock watch


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ATX
FTSEurofirst 100
FTSE Global Energy
OMV
Q2/09
Q3/09
Q4/09
Q1/10
Rebased to 100

After a strong rebound in Q4/09, the OMV share price showed a weaker performance – below the general market trend – in Q1/10. After reaching its quarterly high of EUR 32.63 on January 11, the share price started to decrease, reaching its quarterly low of EUR 26.27 on March 4. On March 31, the stock closed at EUR 27.78. Thus, overall, the price for OMV shares on the Vienna Stock Exchange declined by 10% in Q1/10. International financial markets in general showed a stronger picture with the FTSEurofirst 100 up by 3%, the Dow Jones Industrial Average up by 4% and the Nikkei up by 5%. The Austrian blue-chip index ATX gained 6%, while the FTSE Global Energy Index (composed of the largest oil and gas companies worldwide) decreased by 3%.

ISIN: AT0000743059	Market capitalization (March 31)	EUR 8,300 mn
Vienna Stock Exchange: OMV	Last (March 31)	EUR 27.78
Reuters: OMV.VI	Year's high (January 11)	EUR 32.63
Bloomberg: OMV AV	Year's low (March 4)	EUR 26.27
ADR Level I: OMVKY	Shares outstanding (March 31)	298,780,305
	Shares outstanding (weighted) in Q1/10	298,780,305
ISIN: AT0000341623	3.750% OMV bond (2003-2010)	
ISIN: XS0422624980	6.250% OMV bond (2009-2014)	
ISIN: XS0434993431	5.250% OMV bond (2009-2016)	
ISIN: XS0485316102	4.375% OMV bond (2010-2020)	

Abbreviations

bbl: barrel(s), i.e. 159 liters; bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; CCS: current cost of supply; Co&O: Corporate and Other; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; FX: foreign exchange; G&P: Gas and Power; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian leu; t: metric tons; TRY: Turkish lira; USD: US dollar

OMV contacts

Angelika Altendorfer-Zwerenz, Investor Relations — Tel. +43 1 40440-21600; e-mail: investor.relations@omv.com
Michaela Huber, Press Office — Tel. +43 1 40440-21661; e-mail: media.relations@omv.com
Homepage: www.omv.com

OMV Aktiengesellschaft

OMV Investor News

May 4, 2010

OMV announces another drilling success in the Latif Block in Pakistan

- **Latif North-1 well successfully found and tested additional gas**
- **Substantially increases Latif reserves and expected production**

OMV, the leading energy Group in the European growth belt, announces additional gas reserves in the Latif Exploration License located in the Sindh Province/Pakistan. OMV is the operator and holds a 33.4% working interest in the Block.

The Latif North-1 well was drilled 3 km north of the 2007 discovered Latif gas field and successfully tested 44.7 mn scf/d (approximately 7,400 boe/d) from a gas-bearing zone within the Lower Goru Formation at 3,350 meters depth. This is the best performing Latif well so far.

Latif North-1 is OMV's third drilling success in the Latif area after the Latif-1 discovery in 2007 and Latif-2 in 2008. Both wells together are currently producing 29 mn scf/d (approximately 4,830 boe/d) gas which is processed at the OMV operated Kadanwari processing plant and is provided to the local Pakistani market.

The testing results of Latif North-1 indicate a substantial increase of recoverable gas reserves. Based on this encouraging result the field development plan will include the drilling of additional wells.

The Latif gas discoveries are the result of continuous successful exploration and appraisal efforts and will enhance domestic gas production in Pakistan.

The discoveries in the Latif Block and the existing infrastructure of the producing fields are located near the markets of the two Pakistani gas transmission and distribution companies, Sui Northern Gas Pipelines and Sui Southern Gas Company. The addition of new reserves through exploration activities strengthens this area as a strategic hub.

Balanced international E&P portfolio
OMV holds a balanced international E&P portfolio in 17 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production is approximately 317,000 boe/d and the Company's proven reserves at the end of 2009 were approximately 1.19 bn boe.

Move & More. OMV

Background information:

OMV in Pakistan

OMV (Pakistan) Exploration GmbH, a 100% subsidiary of OMV, is the biggest international natural gas producer in terms of operated volumes in Pakistan. OMV is recognized for its expertise on stratigraphic hydrocarbon traps and discovered and produces from the Sawan, Miano, Tajjal and Latif fields. As the operator of these gas fields, as well as the Kadanwari and Sawan processing facilities, OMV is responsible for operating more than 525 mn scf/d (87,000 boe/d) covering approximately 13% of Pakistan's demand for natural gas. Current total daily net production of OMV in Pakistan is about 101 mn scf/d (17,000 boe/d).

OMV Aktiengesellschaft

With Group sales of EUR 17.92 bn, a workforce of 34,676 employees in 2009, and a current market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.2 bn boe, a production of around 317,000 boe/d in 2009 and an annual refining capacity of 25.8 mn t, OMV is the largest energy Group in Central and Southeastern Europe. As of year-end 2009, OMV had 2,433 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 75 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2009, OMV held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 (1) 40 440-21661; e-mail: media.relations@omv.com

Internet Homepage: www.omv.com

Next result announcement **January – March 2010** on May 7, 2010.